UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated February 24, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

OTHER EVENTS

Underwriting Agreement

Further to our announcement filed on Form 6-K on February 10, 2021, CIMC Marketing Pty Limited ("CIMC" or "Underwriter"), a wholly owned subsidiary of Integrated Media Technology Limited ("IMTE" or "Company") has completed the underwriting in Xped Limited ("Xped"), a company listed on the Australian Securities Exchange, for 500 million shares at a subscription price of A$0.001 per share for a total amount of A$500,000 or equivalent to US$381,000. The 500 million shares represent approximately 15% of the total outstanding shares in Xped.

Xped is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities. Recently Xped has focused on expanding into delivering assisted independent living technologies utilizing synergies with Xped's internet of Things (IoT) platform. Xped also intends to build on smart home and smart building solutions for a more efficient interactive environment for its occupants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 1, 2021

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer